The information in this pricing supplement is not complete and may be changed. A registration statement relating to these notes has been filed with the Securities and Exchange Commission.
Subject to completion dated January 10, 2006.

PRELIMINARY PRICING SUPPLEMENT NO. 16 dated [ ● ], 2006
to Prospectus Supplement and Prospectus dated July 1, 2005 relating to the Eksportfinans ASA U.S. Medium Term Note Program	Filed pursuant to Rule 424(b)(3) Registration No. 333-124095
Double-Opportunity Notes linked to
the performance of the S&P 500® Index
         This document is a pricing supplement. This pricing supplement provides specific pricing information in connection with this issuance of notes. Prospective investors should read this pricing supplement together with the prospectus supplement and prospectus dated July 1, 2005 for a description of the specific terms and conditions of this particular issuance of notes. This pricing supplement amends and supersedes the accompanying prospectus supplement and prospectus to the extent that the information provided in this pricing supplement is different from the terms set forth in the prospectus supplement or the prospectus.

Issuer:	Eksportfinans ASA

Issuer rating:	Aaa (Moody’s)/AA+ (Standard & Poor’s)/AAA (F.IBCA)

Specified Currency:	U.S. dollars

Aggregate Face Amount:	$[ ● ]

Face Amount of each note:	$1,000.00

CUSIP No.:	28264QBG8

Common Code:	024064620

ISIN:	US28264QBG82

	Issue price to	Discounts and
	public	commissions	Proceeds to us

Per note:	[ ● ]%	[ ● ]%	[ ● ]%
Total:	$[ ● ]	$[ ● ]	$[ ● ]

Agent:	Deutsche Bank Securities Inc. 60 Wall Street New York, New York 10005 Deutsche Bank AG London Winchester House 1 Great Winchester Street London EC2N 2DB

The agents may make sales through their affiliates or selling agents.

Agent acting in the capacity as:	Principal

Trade Date:	[January 27, 2006]

Original Issue Date:	[February 1, 2006]

Maturity Date:	[August 1, 2007], subject to adjustment in the event of a Market Disruption Event on the Determination Date, in which case the Maturity Date will be the fifth Business Day following the Determination Date, as so postponed.

Index linked note:	Yes. The S&P 500® Index (the Index). The Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies (Standard & Poor’s), and is intended to provide an indication of the pattern of common stock price movement. We refer to Standard & Poor’s as the Index Sponsor and it calculates and maintains the Index. See “The S&P 500® Index” below for further information on the Index. Current information regarding the market value of the Index is available from Standard & Poor’s and from numerous public information sources. Those sources are not incorporated by reference in this document.

Redemption Amount:	As of the Determination Date, the calculation agent will determine the redemption amount you will be entitled to receive in respect of each note in accordance with the following formulas:

• If the Final Reference Level is greater than the Initial Reference Level, an amount equal to $1,000.00 plus ($1,000.00 x 2.00 x (Final Reference Level/Initial Reference Level - 1)), subject to a maximum of $1130.00.

• If the Final Reference Level is less than or equal to the Initial Reference Level, and greater than or equal to 95.00% of the Initial Reference Level, an amount equal to $1,000.00.

• If the Final Reference Level is less than 95.00% of the Initial Reference Level, an amount equal to ($1,000 x ((Final Reference Level/Initial Reference Level) + .05)).

Initial Reference Level:	[The closing level of the Index on the Trade Date.]

Final Reference Level:	The closing level of the Index on the Determination Date.

Determination Date:	[July 27, 2007], unless such day is not a Trading Day, in which case the relevant Determination Date will be the next day that is a Trading Day.

If a Market Disruption Event occurs or is continuing on a Determination Date, then that Determination Date will be postponed to the next Trading Day on which a Market Disruption Event is not in effect, but in no event will a Determination Date be postponed by more than five Trading Days. If a Determination Date is postponed to the last possible day but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be a Determination Date. If the calculation agent determines that a Monthly Valuation or the Final Reference Level is not available on a Determination Date, as so postponed, either because of a Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Monthly Valuation or the Final Reference Level by determining in its sole discretion the price of the basket stocks that would have prevailed but for the occurrence of a Market Disruption Event as of that fifth Trading Day, having regard to the then prevailing market conditions, the last reported, published or traded price of the basket stocks and other such factors as the calculation agent in its sole discretion considers relevant.

Relevant Exchange:	The primary organized U.S. securities exchanges or trading markets for the Index stocks as determined by the calculation agent in its sole discretion. The Relevant Exchanges at the Trade Date are the New York Stock Exchange (NYSE) and the NASDAQ National Market (NASDAQ).

Market Disruption Event:	Any of the following will be a Market Disruption Event:

• the occurrence or existence (as determined by the calculation agent in its sole discretion) on any Trading Day at any time during the one-half hour period prior to the scheduled closing time of the Relevant Exchange of

(a) any suspension of, limitation imposed on or impairment occurring with respect to, (1) trading in any Index stocks on the Relevant Exchange or any other exchange on which any of the Index stocks are listed or quoted or (2) trading in any options or futures contracts on or relating to any of the Index stocks or the Index on any exchange on which those contracts are traded, in either case whether by reason of movements in price exceeding limits permitted by that exchange or quotation system or otherwise, or

(b) any event that disrupts the ability of market participants in general to effect transactions in any of the Index stocks on the Relevant Exchange or in options or futures contracts on or relating to any of the Index stocks or the Index on any exchange on which those contracts are traded. Such disruptions may include, but are not limited to (1) the temporary closure and re-opening of that exchange, (2) a systems failure of the trading, communications and connectivity systems to that exchange and (3) a relocation of trading of any of the Index stocks from the Relevant Exchange to another exchange or quotation system, or

• the closure on any Trading Day of the Relevant Exchange, or any exchange or quotation system on which options or futures contracts on or relating to any of the Index stocks or the Index are traded, prior to its scheduled closing time if the calculation agent in its sole discretion determines that earlier closing has an effect on the trading market for the relevant Index stock (or for options or futures contracts on or relating to the relevant Index stock or the Index). For this purpose, a “scheduled closing time” is any regular weekday closing time or any other closing time announced by the exchange if such closing time is announced not less than one hour before the regular weekday closing time of the that exchange or quotation system, or

• a general moratorium is declared in respect of banking activities in the country of incorporation of the Index Sponsor or the issuer of any of the Index stocks,

and, in the determination of the calculation agent in its sole discretion, any of the foregoing is material. In determining what is “material” the calculation agent may have regard to such circumstances as it in its sole discretion deems appropriate, including any hedging arrangements we, the agents or any of their affiliates may have in relation to the notes.

A limitation on the hours and number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or quotation system, but a limitation on trading imposed during the course of the day by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or quotation system may, if determined by the calculation agent in its sole discretion to be material, constitute a Market Disruption Event.

The calculation agent will as soon as practicable notify us, The Bank of New York, as trustee for the notes, the Depository Trust Company and the agents of the occurrence of a Market Disruption Event on any day that, but for the occurrence of a Market Disruption Event, would have been the Determination Date.

Discontinuance or Modification of the Index:	If the Index Sponsor discontinues publication of the Index and the Index Sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to the Index, then the calculation agent will determine the Redemption Amount by reference to the substitute index. We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines that the publication of the Index is discontinued and there is no successor index, or that the level of the Index is not available on the Determination Date because of a Market Disruption Event or for any other reason, the calculation agent will determine the Final Reference Level, and thus the Redemption Amount, by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate the Index.

If the calculation agent determines that the Index, the stocks comprising the Index or the method of calculating the Index is changed at any time in any respect — including any split or reverse-split of the Index and any addition, deletion or substitution and any reweighting or rebalancing of Index stocks and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the Index stocks or their issuers or is due to any other reason — then the calculation agent will be permitted (but not required) to make such adjustments in the Index or the method of its calculation as it believes are appropriate to ensure that the Final Reference Level used to determine the amount payable on the stated maturity date, is equitable.

All determinations and adjustments to be made by the calculation agent with respect to the Index may be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any such adjustments.

Calculation agent:	Deutsche Bank AG London

Business Day:	For purposes of this issuance, a Business Day means any day that is not (a) a Saturday or Sunday or (b) a day on which banking institutions generally are authorized or obligated by law or executive order to close in London or New York.

Trading Day:	A day on which the Relevant Exchanges are (or, but for the occurrence of a Market Disruption Event, would have been) open for trading, except for any day on which trading on a Relevant Exchanges is scheduled to close prior to its regular weekday closing time.

Business Day convention:	If the Maturity Date is not a Business Day, then the Maturity Date will be the first following day that is a Business Day.

Tax redemption:	No

Additional amounts payable:	No

Authorized denominations:	$1,000.00

Form of notes:	Book-entry

Listing:	None

Failure to pay Redemption Amount when due:	In the event we fail to pay the Redemption Amount on the Maturity Date, as applicable, any overdue payment in respect of the Redemption Amount of any note will bear interest until the date upon which all sums due in respect of such notes are received by or on behalf of the relevant holder, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBO page as of 11:00 a.m. (London time) on the first Business Day following such failure to pay. Such rate shall be determined by the calculation agent in its sole discretion. If interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of the actual number of days in the period.

Acceleration:	If a holder of a note accelerates the maturity of the note upon an event of default under the Indenture referenced in the accompanying prospectus, the amount payable upon acceleration will be such as the calculation agent shall determine in good faith and in a commercially reasonable manner.

Other:	The notes are not renewable notes, asset linked notes, exchangeable notes, amortizing notes or zero coupon notes, each as described in the prospectus supplement. The notes do not pay interest, will not be issued with an original issue discount, and there is no optional redemption or extension of maturity in connection with the notes.
      Capitalized terms used in this pricing supplement without definition have the meanings given to them in the prospectus supplement and accompanying prospectus.

RISK FACTORS
      Unlike ordinary debt securities, the return on the notes depends on changes in values of an index of equity securities. As described in more detail below, the trading price of the notes may vary considerably before the maturity date due, among other things, to fluctuations in the price of the common stocks that make up the Index and other events that are difficult to predict and beyond our control. Your notes are a riskier investment than ordinary debt securities. Unlike ordinary debt securities, the notes do not pay interest. Also, your notes are not equivalent to investing directly in the stocks comprising the index or in currencies to which your notes are linked. You should carefully consider the following risks before investing in the notes.
You may lose a significant part of your investment in the notes.
We will not repay you a fixed amount of principal on the notes at maturity and we are not liable for any loss of principal that you may incur due to fluctuations in the Index level.
      The Redemption Amount will depend on the change in the value of the Index. Because the value of the Index is subject to market fluctuations, the Redemption Amount may be less than the Face Amount of the notes, and you may lose part of your investment if the Final Reference Level is below the Initial Reference Level. You may also lose part of your investment if you sell the notes in the secondary market before their maturity.
      Even if the amount payable on your notes at maturity is greater than the price you paid for the notes, it may not compensate you for a loss in value due to inflation and other factors relating to the value of money over time. Thus, even in those circumstances, the overall return you earn on your notes may be less than you would have earned by investing in a debt security that bears interest at a prevailing market rate.
Assuming no changes in market conditions or any other relevant factors, the value of your notes on the date of this pricing supplement (as determined by reference to pricing models used by the agents) is significantly less than the original issue price.
      The value or quoted price of your notes at any time, however, will reflect many factors and cannot be predicted. If the agents make a market in the notes, the price quoted by the agents would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of your notes that the agents will use for account statements or otherwise) could be higher or lower than the original issue price, and may be higher or lower than the value of your notes as determined by reference to pricing models used by the agents.
      If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be significantly different (higher or lower) than any price quoted by the agents. You should read “The market price of your notes may be influenced by many unpredictable factors” below.
      Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.
      There is no assurance that the agents or any other party will be willing to purchase your notes and, in this regard, the agents are not obligated to make a market in the notes. See “Secondary trading in the notes may be limited” below.
Past Index performance is no guide to future performance.
      The actual performance of the Index over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels of the Index or to the hypothetical return examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Index.

The formula for determining the Redemption Amount does not take into account all developments in the Index.
      Changes in Index levels during the term of the notes before the Determination Date will not be reflected in the calculation of the Redemption Amount payable at maturity. The calculation agent will calculate the Redemption Amount by comparing only the Index level on the date hereof and the Index level on the Determination Date. No other Index levels will be taken into account. As a result, you may lose a significant part of your investment even if the Index has risen at certain times during the term of the notes.
Any decline in our credit ratings may affect the market value of your notes.
      Our credit ratings are an assessment of our ability to pay our obligations, including those on the offered notes. Consequently, actual or anticipated declines in our credit ratings may affect the market value of your notes.
The potential return on your notes is limited.
      The notes enable you to participate in 200.00% of the appreciation, if any, of the Index, up to a maximum of 106.50% of the Initial Reference Level, during the period beginning on the Trade Date and ending on the Determination Date. The maximum Redemption Amount that you could receive per note is 113.00% of the Face Amount. Accordingly, in the event that the Final Reference Level is greater than the Initial Reference Level by more than 6.50% on the Determination Date, the return on your investment will be capped at 13.00%. The return on your investment may therefore be lower than you would have received if you had made a direct investment on the Index or its component common stocks.
The notes do not bear interest.
      You will not receive any interest payments on your notes. Even if the amount payable on your notes on the Maturity Date exceeds the Face Amount of the notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.
The return on your notes will not reflect any dividends paid on the Index stocks
      The Index Sponsor calculates the level of the Index by reference to the prices of the common stocks included in the Index, without taking account of the value of dividends paid on those stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocked included in the Index and received the dividends paid on those stocks. You will not receive any dividends that may be paid on any of the Index stocks by the Index stock issuers. See “You have no shareholder rights or rights to receive any stock” below for additional information.
You have no shareholder rights or rights to receive any stock.
      Investing in your notes will not make you a holder of any of the Index stocks. Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the Index stocks. Your notes will be paid in cash, and you will have no rights to directly receive delivery of any Index stocks or dividends.
As calculation agent, Deutsche Bank AG London will have the authority to make determinations that could affect the market value of your notes and the amount you receive at maturity.
      As calculation agent for your notes, Deutsche Bank AG London will have discretion in making various determinations that affect your notes, including the Final Reference Level, the Redemption Amount, the amount payable on any acceleration, and the existence and effects of Market Disruption Events. The exercise of this discretion by Deutsche Bank AG London could adversely affect the value of your notes and may present Deutsche Bank AG London with a conflict of interest of the kind described below under “There may be conflicts of interest between you and the agents.”
The market price of your notes may be influenced by many unpredictable factors.
      The following factors, many of which are beyond our control, will influence the market value of your notes, as well as the Redemption Amount:

•	the Index level at any time,

•	the actual dividends distributed on the Index stocks,

•	economic, financial, regulatory, political, military and other events that affect stock markets generally,

•	interest and yield rates in the market,

•	the time remaining until your notes mature, and

•	our creditworthiness.
      These factors will influence the price you will receive if you sell your notes prior to maturity. If you sell your notes prior to maturity, you may receive less than the outstanding Face Amount of your notes.
Trading and other transactions by the agents in securities linked to the Index stocks may impair the value of your notes.
      The agents and their affiliates may also engage in trading in one or more of the Index stocks or instruments whose returns are linked to the Index or Index stocks for their proprietary accounts, for other accounts under their management or to facilitate transactions, including block transactions, on behalf of customers. Any of these activities of the agents or their affiliates could adversely affect the Index level — directly or indirectly by affecting the price of the Index stocks — and, therefore, the market value of your notes and the amount we will pay on your notes at maturity. We may also issue, and the agents and their affiliates may also issue or underwrite, other securities or financial or derivative instruments with returns linked to changes in the level of the Index or one or more of the Index stocks. By introducing competing products into the marketplace in this manner, we or the agents or their affiliates could adversely affect the market value of your notes and the amount we will pay on your notes at maturity.
There may be conflicts of interest between you and the agents.
      As noted above, the agents and their affiliates expect to engage in trading activities related to the Index and the Index stocks. These trading activities may present a conflict between your interest in your notes and the interests that the agents and their affiliates will have in their proprietary accounts, in facilitating transactions, including block trades, for their customers and in accounts under their management. These trading activities, if they influence the level of the Index, could be adverse to your interests as a beneficial owner of your notes.
      The agents and their affiliates may, at present or in the future, engage in business with the issuers of the Index stocks, including making loans to or equity investments in those companies or providing advisory services to those companies. These services could include merger and acquisition advisory services. These activities may present a conflict between the obligations of the agents or another affiliate of the agents and your interests as a beneficial owner of notes. Moreover, one or more of the affiliates of the agents have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Index stocks and with respect to the Index itself. Any of these activities by the agents or any of their affiliates may affect the level of the Index and, therefore, the market value of your notes and the amount we will pay on your notes at maturity.

The policies of the Index Sponsor and changes that affect the Index or the Index stocks could affect the amount payable on your notes and its market value.
      The policies of the Index Sponsor concerning the calculation of the Index level, additions, deletions or substitutions of Index stocks and the manner in which changes affecting the Index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in the Index level could affect the Index level and, therefore, the amount payable on your notes at maturity and the market value of your notes prior to that date. The amount payable on your notes and its market value could also be affected if the Index Sponsor changes these policies, for example by changing the manner in which it calculates the Index level, or if the Index Sponsor discontinues or suspends calculation or publication of the Index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, or if the Index level is not available because of a Market Disruption Event or for any other reason, Deutsche Bank AG London, as calculation agent for your notes, may determine the Index level on the Determination Date and, ultimately, the amount payable at maturity, in a manner it considers appropriate, in its sole discretion.
There is no affiliation between the Index stock issuers and us, and we are not responsible for any disclosure by the Index stock issuers.
      We are not affiliated with the issuers of the Index stocks or the Index Sponsor. Neither we nor any of our affiliates assumes any responsibility for the adequacy or accuracy of any publicly available information about the Index stock issuers. You, as an investor in your notes, should make your own investigation into the Index and the Index stock issuers to the extent required, in your judgment, to allow you to make an informed decision with respect to your investment in the notes. See “The S&P 500® Index” below for certain information about the Index.
      Neither the Index Sponsor nor the Index stock issuers are involved in this offering of your notes in any way and none of them have any obligation of any sort with respect to your notes. Thus, neither the Index Sponsor nor the Index stock issuers have any obligation to take your interests into consideration for any reason, including in taking any corporate actions that might affect the value of your notes.
We can postpone the Determination Date and the Maturity Date if a Market Disruption Event occurs.
      If the calculation agent determines that a Market Disruption Event has occurred or is continuing on the Determination Date, the Determination Date will be postponed until the first Trading Day on which no Market Disruption Event occurs or is continuing, but in no event will the postponement last for more than five Business Days. As a result, the maturity of your notes may be postponed, although not by more than five Business Days, if there is a Market Disruption Event on the Determination Date. Thus, you may not receive the cash payment that we are obligated to deliver at maturity until several days after the originally scheduled due date. Moreover, if the closing level of the Index is not available on the Determination Date, as so postponed, because of a continuing Market Disruption Event or for any other reason, the calculation agent will nevertheless determine the Final Reference Level based on its assessment, made in its sole discretion, of the level of the Index at that time.
Secondary trading in the notes may be limited.
      The notes are a new issue of securities with no established trading market. Your notes will not be listed on any securities exchange or be included in any interdealer market quotation system and there may be little or no secondary market for your notes. In this regard, the agents are not obligated to make a market in the notes. Even if a secondary market for your notes develops, it may not provide significant liquidity, and we expect that transaction costs in any secondary market would be high. As a result, the differences between bid and ask prices for your notes in any secondary market could be substantial. If at any time a third party dealer quotes a price to purchase your notes or otherwise values your notes, that price may be different (higher or lower) than any price quoted by the agents. You should read “The market value of your notes may be influenced by many unpredictable factors” above.

The U.S. Federal income tax treatment on the notes is uncertain and the terms of the notes require you to follow the treatment that we will adopt.
      There is currently no statutory, judicial or administrative authority that directly addresses the U.S. tax treatment of holders of the notes or similar instruments. Pursuant to the terms of the notes, you agree to treat the notes as contracts under which we deliver at maturity a cash amount determined by reference to the Index in exchange for a fixed purchase price. You will be required to characterize the notes for all tax purposes in this manner (absent an administrative determination or judicial ruling to the contrary) even if your tax advisor would otherwise adopt an alternative characterization. If the United States Internal Revenue Service (IRS) successfully argues that the notes should be treated differently, the timing and character of income on the notes may be affected and, among other things, you may be required to pay tax on deemed interest even though your notes do not bear periodic interest. We are not requesting a ruling from the IRS with respect to the notes, and we cannot assure you that the IRS will agree with the conclusions expressed in this pricing supplement and in the accompanying prospectus supplement and prospectus under “Taxation in the United States.”

ADDITIONAL INFORMATION
Calculation agent
      We have initially appointed Deutsche Bank AG London as calculation agent for the purpose of determining the Final Reference Level and for all calculations and determinations regarding Market Disruption Events, the Redemption Amount and the interest rate applicable to any overdue payment of the Redemption Amount. Unless there is manifest error, these determinations by the calculation agent will be final and binding on us and you.
      The calculation agent will, as soon as practicable after receipt of any written request to do so, advise an investor of any determination made by it on or before the date of receipt of that request. The calculation agent will make available for inspection by investors copies of any of these determinations. Upon request, the calculation agent will also provide a written statement to an investor showing how the Redemption Amount per $1,000.00 of the Face Amount of the notes was calculated. Requests to the calculation agent should be addressed to:

Deutsche Bank AG London
60 Wall Street, 4th Floor
New York, NY 10005
Attn: GED Trading
Telephone No. +1 212 250 4942
Facsimile No. +1 212 797 9365
Hypothetical examples
      The following tables set out the total return to maturity of a note, based on the assumptions outlined below and several hypothetical Final Reference Levels. These figures are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the effect that various hypothetical Final Reference Levels could have on the Redemption Amount, assuming all other variables remain constant.
      The information in the tables reflects hypothetical rates of return on the notes assuming they are purchased on the Original Issue Date and held to the Maturity Date. If you sell your notes prior to the Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below. For a discussion of some of these factors, see “Risk Factors” above.
      The table below assumes that there is no change in or affecting any of the Index stocks or the method by which the Index Sponsor calculates the level of the Index, that there is no change to the relative weighting of any Index stock and that no Market Disruption Event occurs. Also, the hypothetical rates of return shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to the notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the basket stocks.
      The Index has been volatile in the past, and its performance cannot be predicted for any future period. The actual performance of the Index over the life of the notes, as well as the Redemption Amount payable, may bear little relation to the hypothetical return examples set forth below or to the historical prices of the basket stocks set forth elsewhere in this pricing supplement. For information about the price of the basket stocks during recent periods, see “The S&P 500® Index” below.
      The following examples illustrate the rate of return on the notes for a range of hypothetical Final Reference Levels on the final Determination Date, assuming a hypothetical Initial Reference Level of 1,265.6800.

		Redemption Amount
		in dollars and as a
	Percentage appreciation	percentage of
	or depreciation between	Face Amount
	the Initial Reference Level
Final Reference Level on the Determination Date	and the Final Reference Level	$	%

1,645.3840	30.00%	$1,130.00	113.00%
1,582.1000	25.00%	$1,130.00	113.00%
1,518.8160	20.00%	$1,130.00	113.00%
1,455.5320	15.00%	$1,130.00	113.00%
1,392.2480	10.00%	$1,130.00	113.00%
1,360.6060	7.50%	$1,130.00	113.00%
1,328.9640	5.00%	$1,100.00	110.00%
1,297.3220	2.50%	$1,050.00	105.00%
1,265.6800	0.00%	$1,000.00	100.00%
1,234.0380	-2.50%	$1,000.00	100.00%
1,202.3960	-5.00%	$1,000.00	100.00%
1,139.1120	-10.00%	$950.00	95.00%
1,075.8280	-15.00%	$900.00	90.00%
949.2600	-25.00%	$800.00	80.00%
632.8400	-50.00%	$550.00	55.00%
316.4200	-75.00%	$300.00	30.00%
Same-day funds settlement and payment
      The initial settlement for the notes and all cash payments in respect of the notes will be made in immediately available funds.
      Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, transfers of the notes will be made in the Same-Day Funds Settlement System of The Depository Trust Company (the Depository) until maturity, and secondary market trading activity in the notes will therefore be required by the Depository to settle in immediately available funds. We cannot assure you as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

THE S&P 500® INDEX
      We have derived all information regarding the Index contained in this pricing supplement, including its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Standard & Poor’s, which is the Index Sponsor. Standard & Poor’s owns the copyright and all other rights to the Index. Standard & Poor’s has no obligation to continue to publish and may discontinue publication of, the Index. Standard & Poor’s does not assume any responsibility for the accuracy or completeness of such information. The consequences of Standard & Poor’s discontinuing the Index are described in “Discontinuance or Modification of the Index” above. Current information regarding the market value of the Index is available from Standard & Poor’s and from numerous public information sources. We do not make any representation that the publicly available information about the Index is accurate or complete. The Index is determined, comprised and calculated by Standard & Poor’s without regard to the offered notes. Neither we nor any of our affiliates accept any responsibility for the calculation, maintenance or publication, or any error, omission or disruption in the Index.
      Standard & Poor’s publishes the S&P 500® Index. The Index to provide an indication of the pattern of common stock price movement. The calculation of the value of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies, as of a particular time compared to the aggregate average market value of the common stocks of 500 companies during the base period of the years 1941 through 1943. As of December 30, 2005, 425 companies or 85.8% of the Index traded on the New York Stock Exchange and 75 companies or 14.2% of the Index traded on the Nasdaq Stock Market. Standard & Poor’s chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the New York Stock Exchange, which Standard & Poor’s uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index with the number of companies currently included in each group indicated in parentheses: consumer discretionary (90), consumer staples (37), energy (29), financials (85), health care (57), industrials (53), information technology (78), materials (31), telecommunication services (8) and utilities (32). Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.
      The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this the return on the offered notes will not be the same as the return you would receive if you were to purchase these stocks and hold them for a period equal to the term of the offered notes.
      Standard & Poor’s currently computes the Index as of a particular time as follows:

(a)	the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the “market value” of that stock);

(b)	the market values of all component stocks as of that time are aggregated;

(c)	the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;

(d)	the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the “base value”);

(e)	the current aggregate market value of all component stocks is divided by the base value; and

(f)	the resulting quotient, expressed in decimals, is multiplied by ten.

      While Standard & Poor’s currently employs the above methodology to calculate the Index, no assurance can be given that Standard & Poor’s will not modify or change this methodology in an manner that may affect the payment amount for the offered notes upon maturity or otherwise.
      Standard & Poor’s adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by Standard & Poor’s to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

•	the issuance of stock dividends,

•	the granting to shareholders of rights to purchase additional shares of stock,

•	the purchase of shares by employees pursuant to employee benefit plans,

•	consolidations and acquisitions,

•	the granting to shareholders of rights to purchase other securities of the issuer,

•	the substitution by Standard & Poor’s of particular component stocks in the Index, and

•	other reasons.
      In these cases, Standard & Poor’s first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:

Old Base Value	×	New Market Value Old Market Value	=	New Base Value
      The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the Index.
Historical Performance
      The table set forth below sets forth the high and low Index closing values, as well as end of quarter Index closing values for each quarter in the period since December 31, 2002. The Index closing level on January 5, 2006 was 1,273.48. We obtained the information in the table below from Bloomberg without independent verification.
      We cannot assure you that this performance will be replicated in the future or that the historical performance of the Index will serve as a reliable indicator of its future performance.

S&P 500® Historical Closing Levels

	High	Low	Close

2003:
First Quarter	931.66	800.73	848.18
Second Quarter	1,011.66	858.48	974.50
Third Quarter	1,039.58	965.46	995.97
Fourth Quarter	1,111.92	1,018.22	1,111.92
2004:
First Quarter	1,157.76	1,091.33	1,126.21
Second Quarter	1,150.57	1,084.10	1,140.84
Third Quarter	1,129.30	1,063.23	1,114.58
Fourth Quarter	1,213.55	1,094.81	1,211.92
2005:
First Quarter	1,225.31	1,163.75	1,180.59
Second Quarter	1,216.96	1,137.50	1,191.33
Third Quarter	1,245.04	1,194.44	1,228.81
Fourth Quarter	1,275.80	1,168.20	1,248.29
2006:
First Quarter (through January 5)	1,276.91	1,245.74	1,273.48
License Agreement
      Standard & Poor’s,” “S&P,” “S&P 500,” “Standard & Poor’s 500” and “500” are trademarks of The McGraw-Hill Companies, Inc. The use of these trademarks by the Issuer is permitted on the basis of the license agreement signed between Standard & Poor’s and Deutsche Bank AG. The license agreement requires us to provide the following notice in this Offering Circular:
      The Securities are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. Standard & Poor’s makes no representation or warranty, express or implied, to the Securityholders or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Standard & Poor’s Indices to track general stock market performance. Standard & Poor’s only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of Standard & Poor’s and of the Standard & Poor’s Indices, which are determined, composed and calculated by Standard & Poor’s without regard to Deutsche Bank AG or the Securities. Standard & Poor’s has no obligation to take the needs of Deutsche Bank AG or the Securityholders into consideration in determining, composing or calculating the Standard & Poor’s Indices. Standard & Poor’s is not responsible for and has not participated in the determination of the timing, prices, or quantities of the Securities to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. Standard & Poor’s has no obligation or liability in connection with the administration, marketing or trading of the Securities.
      Standard & Poor’s does not guarantee the accuracy and/ or the completeness of the Standard & Poor’s Indices or any data included therein and Standard & Poor’s shall have no liability for any errors, omissions, or interruptions therein. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by Deutsche Bank AG, the securityholders, or any other person or entity from the use of the Standard & Poor’s Indices or any data included therein. Standard & Poor’s makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Standard & Poor’s Indices or any data included therein. Without limiting any of the foregoing, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages.

TAXATION IN THE UNITED STATES
      The following discussion supplements and, to the extent inconsistent with, replaces the discussion in the prospectus supplement and the prospectus under “Taxation in the United States” and you should read the following discussion in conjunction with the discussion in the prospectus supplement and the prospectus. This discussion is the opinion of Allen & Overy LLP and contains a general summary of certain principal U.S. Federal income tax consequences that may be relevant with respect to the ownership of the notes. This summary addresses only the U.S. Federal income tax considerations of U.S. Holders (as defined below) that acquire a note at its original issuance and that will hold such note as a capital asset.
      This summary does not purport to address all U.S. Federal income tax matters that may be relevant to a particular holder of the notes. In particular, this summary does not address tax considerations applicable to holders that may be subject to special tax rules including, without limitation, the following:

•	financial institutions,

•	insurance companies,

•	dealers or traders in securities, currencies or notional principal contracts,

•	tax-exempt entities,

•	regulated investment companies,

•	real estate investment trusts,

•	persons that will hold the notes as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. Federal income tax purposes,

•	persons whose “functional currency” is not the U.S. dollar,

•	persons that own (or deemed to own) 10% or more of our voting shares or interests treated as equity, and

•	partnerships, pass-through entities or persons who hold the notes through partnerships or other pass-through entities.
      Further, this summary does not address alternative minimum tax consequences or the indirect effects on the holders of equity interests in a holder of a Note. This summary also does not describe any tax consequences arising under the laws of any taxing jurisdictions other than the Federal income tax laws of the U.S. Federal government.
      This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the Code), United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Pricing Supplement. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.
      No statutory, administrative or judicial authority directly addresses the treatment of holders of the notes for U.S. Federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Prospective investors should consult their own tax advisers with respect to the U.S. Federal, state, local and foreign tax consequences of acquiring, owning or disposing of the notes.
      For the purposes of this summary, a “U.S. Holder” is a beneficial owner of a Note that is, for U.S. Federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.
      As provided in United States Treasury Regulations, certain trusts in existence on 20th August, 1996, and treated as United States persons prior to that date that maintain a valid election to continue to be treated as United States persons also are U.S. Holders. If a partnership holds the notes, the U.S. Federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding the notes should consult its tax advisor regarding an investment in the notes under its particular situation.
Consequences to U.S. Holders
      We intend to take the position that the notes will be treated for U.S. Federal income tax purposes as a forward contract to purchase the Index and, by purchasing a note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that the notes will be so treated. We also will take the position that at the time of issuance of your note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation. Although you will be obligated to treat the purchase price as a deposit for U.S. Federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your note, but instead will be commingled with our other assets.
      Sale, Exchange, Redemption or Other Disposition of the Notes. Generally, your initial tax basis in the notes will be the price at which you purchased the notes. Upon the sale, exchange, redemption or other taxable disposition of the notes, you will generally recognize gain or loss equal to the difference between the proceeds received (including any amounts received at maturity) and your adjusted tax basis in the notes. The gain or loss generally will be capital gain or loss. The deductibility of capital losses is subject to limitations.
      Possible Alternative Treatment. Notwithstanding our mutual contractual obligation to treat the notes in accordance with the above characterization, there can be no assurance that the IRS will accept, or that a court will uphold, this characterization. The documentation of the notes as debt suggests that the IRS might seek to apply to the notes the Treasury regulations governing contingent payment debt instruments (the Contingent Payment Regulations). If the IRS were successful in doing this, then, among other matters,

•	you would be required to accrue original issue discount on the note at a yield comparable to the yield at which we would issue similar noncontingent bonds, determined at the time of issuance of the notes, even though you will not receive any coupon payments on the note; and

•	on the sale, exchange, maturity, redemption or other taxable disposition of the notes, you would recognize ordinary income, or ordinary loss to the extent of your aggregate prior accruals of original issue discount and capital loss thereunder, rather than capital gain or loss.
      Even if the Contingent Payment Regulations do not apply to the notes, it is possible that the IRS could seek to characterize the notes in a manner that results in tax consequences to you different from those described above. Under an alternative characterization of the notes, it is possible, for example, that notes could be treated as an investment unit consisting of a deposit paying interest at a rate we would pay on non-exchangeable senior notes maturing at the same time as the notes, plus a cash-settlement forward contract, in which case you would be required to accrue interest on the notes.
      The IRS and U.S. Treasury Department recently issued proposed regulations that require the accrual of income on a current basis with respect to contingent payments made under certain notional principal contracts. The preamble to the regulations states that the “wait and see” method of accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current economic accrual with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the notes.
      Prospective purchasers of the notes should review the “Taxation in the United States” section in the prospectus supplement and the prospectus for a further discussion of the U.S. Federal income tax considerations and consult their tax advisers as to the consequences of acquiring, holding and disposing of the notes under the tax laws of the country of which they are resident for tax purposes as well as under the laws of any state, local or foreign jurisdiction.
SUPPLEMENTAL PLAN OF DISTRIBUTION
      The notes are being purchased by Deutsche Bank Securities Inc. and Deutsche Bank AG London (the agents) as principal, pursuant to a terms agreement dated as of [       ●       ], 2006 between the agents and us. The agents have agreed to pay our out-of-pocket expenses of the issue of the notes.
      From time to time, the agents and their affiliates have engaged, and in the future may engage, in transactions with and performance of services for us for which they have been, and may be, paid customary fees. In particular, the agents (or their affiliates) are our swap counterparties for a hedge of our obligation under the notes.